Exhibit No. 21

Subsidiaries of Armstrong Holdings, Inc.

As of March 31, 2007

The following is a list of subsidiaries of Armstrong Holdings, Inc. as of the date hereof,

Subsidiaries	Jurisdiction of Incorporation

AHI Funding Company, LLC	Delaware

Armstrong Worldwide, Inc.	Delaware